

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

Mail Stop 7010

September 1, 2006

Via U.S. mail and facsimile

Mr. Peter G. Dornau
Chief Executive Officer
Ocean Bio-Chem, Inc.
4041 SW 47 Avenue
Fort Lauderdale, FL 33314-4023

RE: Ocean Bio-Chem, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Forms 10-Q for the Fiscal Quarters Ended March 31 and June 30, 2006
File No. 0-11102

Dear Mr. Dornau:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any further questions regarding our review of your filings, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker

Rufus Decker
Accounting Branch Chief